UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

John H. D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __.




SCHEDULE 13D
CUSIP No. 252063102000

Page 2 of 4 Pages



1.  NAME OF REPORTING PERSON:  JOHN H. D. DEWEY


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
(b) __

3.  SEC USE ONLY

4  SOURCE OF FUNDS:  NOT APPLICABLE

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)    __

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES


NUMBER OF           7.  SOLE VOTING POWER:  279,317
SHARES
BENEFICIALLY        8.  SHARED VOTING POWER:  172,955
OWNED BY
EACH                9.  SOLE DISPOSITIVE POWER:  279,317
REPORTING
PERSON              10. SHARED DISPOSITIVE POWER:  172,955
WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 452,272

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES __

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.9%

14.  TYPE OF REPORTING PERSON: IN



Page 3 of 4 Pages


This Amendment No. 5 (this "Amendment") amends the statement on Schedule 13D dated October 21, 2004 filed by John H. D. Dewey with respect to the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the "Company"), by adding the following information:

Item 4.  Purpose of Transaction

See the discussion of the Estate Shares (as defined below) in
Item 5(a) below.

Item 5.  Interest in Securities of the Company

(a) and (b) Mr. Dewey owns beneficially and of record 452,272 shares of Common Stock (the "Shares"), consisting of (i) 150,059 shares of
Common Stock owned directly by Mr. Dewey, (ii) 12,000 shares of Common Stock issuable upon exercise of Company stock options which are exercisable as of or within 60 days after the date of this Amendment, (iii) 97,258 shares of Common Stock owned directly by a trust for the benefit of Mr. Dewey's sister, of which Mr. Dewey is the sole trustee, (iv) 20,000 shares of Common Stock held in a custodial account for Mr. Dewey's son who is a minor and (v) 172,955 shares of Common Stock held by the Estate of Frances D. Dewey (the "Estate Shares"). The foregoing does not include 800 shares of Common Stock issuable under stock options which become exercisable on December 3, 2009. The Shares represent approximately 32.9% of the 1,362,031 shares of Common Stock outstanding as of August 19, 2009. Mr. Dewey has sole voting power and sole dispositive power with respect to the Shares, other than the Estate Shares.

On August 19, 2009, Mr. Dewey and his brother, Frederick R. Dewey
("FRD"), were appointed executors of the Estate of Frances D. Dewey by the Surrogate's Court of New York County. In such capacity, Mr. Dewey and FRD share beneficial ownership of the Estate Shares.

FRD is a (i) Professor (Adjunct) at the Art Center College of Design, 1700 Lida St. Pasadena, CA 91109 and (i) Director of Beyond Baroque Literary/Arts Center, 681 Venice Boulevard, Venice, CA 90291. His address is 2835 Second Street, Santa Monica, CA 90405. During the last five years, FRD (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. FRD is a United States citizen.

(c) Transactions in the Common Stock effected since the most recent filing of Schedule 13D by Mr. Dewey: See the discussion of the Estate Shares in Item 5(a) above.

(d) Except as set forth above, no other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares.



Page 4 of 4 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See the discussion of the Estate Shares in Item 5(a) above.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  September 4, 2009



/s/ John H. D. Dewey
John H. D. Dewey